Filed pursuant to Rule 433

Registration Statement No. 333-142116

May 7, 2008

Relating to Preliminary Prospectus Supplement

dated May 7, 2008

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	Re-opening of 6% Global Bonds due 2017
Ratings	Ba1/BBB-/BB+*
Distribution	SEC Registered
Amount Issued	US$500,000,000 (brings total size to US$2,525,000,000); Brazil reserves the right to increase the aggregate principal amount of the global bonds being offered by up to 5%, or US$25,000,000, during Asian market hours on May 8, 2008
Gross Proceeds	US$500,000,000 (not including accrued interest)
Coupon	6% 30/360-day count basis
Maturity	January 17, 2017
Offering Price	104.816% (plus accrued interest totaling US$9,750,000 or US$19.50 per US$1,000 principal amount of global bonds, from January 17, 2008 to, but not including, May 14, 2008)
Yield to Maturity	5.299%
Reference Benchmark Bond	UST 3 1/2% Notes due February 15, 2018
Benchmark Yield	3.899%
Reoffer Spread	140 bps
Underwriting Fee	0.25%
Denominations	US$100,000/US$1,000
Interest Pay Dates	January 17 and July 17
First Interest Payment Date	July 17, 2008
Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.
Pricing Date	May 7, 2008
Settlement Date	May 14, 2008 (T+5)
CUSIP	105756BM1
ISIN	US105756BM14
Common Code	027504671
Listing	Euro MTF Market Luxembourg
Bookrunners	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Co-Manager	BB Securities Ltd.
Underwriting Commitments	Deutsche Bank Securities Inc.: US$245,000,000 HSBC Securities (USA) Inc.: US$245,000,000 BB Securities Ltd.: US$10,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/205317/000119312508105192/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling by calling Deutsche Bank Securities Inc. at toll-free 1-800-503-4611 or HSBC Securities (USA) Inc. at toll-free 1-866-811-8049.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.